Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ATIF Inc.	California, United States

ATIF Investment LLC	British Virgin Islands

ATIF BD LLC (100% owned by ATIF Inc.)	California, United States

ATIF Business Consulting LLC (100% owned by ATIF Inc.)	California, United States

ATIF Business Management LLC (100% owned by ATIF Inc.)	California, United States